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                            January 23, 2024

       Swee Guan Hoo
       Chief Executive Officer
       Energem Corp.
       Level 3, Tower 11, Avenue 5, No. 8
       Jalan Kerinchi, Bangsar South
       Wilayah Persekutuan Kuala Lumpur, Malaysia

                                                        Re: Energem Corp.
                                                            Amendment No. 11 to
Registration Statement on Form S-4
                                                            Filed January 12,
2024
                                                            File No. 333-268716

       Dear Swee Guan Hoo:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 9, 2024, letter.

       Amendment No. 11 to Form S-4

       General

   1. We note your response to prior comment 4. It appears that you commenced the offering of securities to the PIPE
purchaser privately and are attempting to complete the offering through a public
offering. Please note that a transaction that commenced privately cannot be converted to a
registered offering. Refer to Question 134.02 of our Securities Act
                                                        Sections Compliance and
Disclosure Interpretations. Please revise your disclosure
                                                        accordingly.
 Swee Guan Hoo
FirstName  LastNameSwee Guan Hoo
Energem Corp.
Comapany
January 23,NameEnergem
            2024       Corp.
January
Page 2 23, 2024 Page 2
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Marketable Securities Held in Trust Account, page F-27

2. We note your disclosure on page F-27 that as of September 30, 2023, substantially all of the assets held in the Trust Account were held in government securities. We also note your disclosure on page 49 that on or about August 8, 2023, you instructed Continental
         Stock Transfer & Trust Company and J.P. Morgan Securities LLC to liquidate the U.S.
         government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of your initial business combination or liquidation of the company. Please advise or reconcile the discrepancy.
       Please contact SiSi Cheng at 202-551-5004 or Melissa Gilmore at 202-551-3777 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Debbie Klis